POULTON & YORDAN
ATTORNEYS AT LAW

RICHARD T. LUDLOW

December 1, 2009

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Pacific Health Care Organization, Inc.
Form 10-K
Filed on March 31, 2009 File No.: 000-50009

Dear Mr. Reynolds:

At the request of the management of Pacific Health Care Organization, Inc., (the “Company” or “PHCO”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated November 16, 2009.  Following are the Company’s responses to your comments.

General

1.
We note your disclosure that you are in the business of managing and administering both healthcare organizations and managed provider networks which provide various levels of medical and healthcare services to injured workers.  The relationship between the company and the healthcare professionals responsible for providing care isn’t entirely clear.  In future filings, as appropriate, please revise to address this relationship, including, a discussion of material contractual provisions such as who is responsible for paying the providers for their services, who sets the rates, and who controls “care-related” decisions, etc.  In responding to this comment, please provide us with your proposed disclosure.

The Company proposes to incorporate the following disclosure, as appropriate, to future filings to provide additional detail regarding the relationship between the Company and the healthcare professionals responsible for providing care:

POULTON & YORDAN     TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250     FAX: 801-355-2990
SALT LAKE CITY, UTAH 84101     POST @POULTON-YORDAN.COM

Mr. John Reynolds
December 1, 2009

Our wholly-owned subsidiary Medex Healthcare maintains direct contractual agreements with the primary and specialist healthcare providers in its networks for treatment of the injured workers of employer clients of Medex who are enrollees under the HCO or covered employees under the MPN.  These agreements govern the relationship between Medex and the provider, including the obligations of the provider, - including hours of accessibility, reporting requirements, referral procedures, regulatory compliance, methodology for authorizations, compensation schedules, insurance requirements, utilization review, and grievance procedures.  All agreements are in compliance with the requirements of the California Division of Workers’ Compensation and have been approved through the HCO certification process.

The providers within our networks are paid by a payor in accordance with the appropriate California Workers’ Compensation Fee Schedule, unless such provider has entered into a discounted contract with a preferred provider organization (“PPO”), and the employer (through the payor) has contractually accessed those discounted rates for the employer client.  The California Workers’ Compensation Fee Schedule, which is created by the California Division of Workers’ Compensation, regulates the maximum allowable fees payable under workers’ compensation for procedures performed by a variety of health treatment providers.  The fee schedule also includes fees for hospital treatments.  The purpose of the fee schedule is to standardize the billing process by using uniform procedure descriptions and to set maximum reimbursement levels for such covered services.

The providers within our networks are paid by the payor, either the workers’ compensation insurance carrier with whom the employer contracts, or a permissibly self-insured employer authorized by the California Department of Industrial Relations Self Insurance Plan.

Care-related decisions are dictated by the care providers within our networks.  Our network providers are expected to treat within the provisions of state-approved evidence-based guidelines.  Requests for authorization for services and/or procedures may be subject to utilization review pursuant to the guidelines and procedures found in the California Labor Code.

Signatures

2.
Your Form 10-K does not appear to have been signed by your officers and directors in their capacities as such.  See General Instruction D and the Signatures Section of Form 10-K which contains two required paragraphs.  Please confirm that in future filings your Form 10-K will be signed by the Registrant, its officers and directors, and include these introductory paragraphs.

The Company hereby confirms that in future filings its Form 10-K will be signed by the Registrant, its officers and directors, and will include the two required introductory paragraphs.

Mr. John Reynolds
December 1, 2009

3.	Also please confirm that your document is signed by your Principal Executive Officer and Principal Accounting Officer. In this respect it appears that Mr. Kubota’s title is mislabeled.

The Company hereby confirms that its Annual Report on Form 10-K filed with the Commission on March 31, 2009 was signed by the Company’s Principal Executive Officer, Mr. Tom Kubota, and its Principal Accounting Officer, Mr. Fred Odaka.  You are correct that Mr. Kubota’s title was inadvertently mislabeled.  This too will be corrected in future filings.

Form 10-Q for the Quarter Ended June 30, 2009

4.
We note your existing disclosure on page 17 that your largest customer will terminate its contract with you effective August 1, 2009.  It appears that you recently lost your third largest customer based on your table on page 13.  In future filings, please revise to provide a more detailed explanation of the reasons for these losses and the financial impact that they may have on your liquidity and results of operations.  See Item 303(a) of Regulation S-K.  In responding to this comment, please provide us with your proposed disclosure.

This comment requests the Company provide the staff with its proposed future disclosure.  The disclosure required by Item 303 of Regulation S-K, however, is directly tied to and dictated by the issuer’s financial results during the period in question.  As the Company cannot know its actual results until the period has closed, the Company believes it would be impossible to provide the full scope of disclosure that might be required in any given period.  The Company does, however, believe it can provide some proposed disclosure for the staff’s consideration relating to the reasons for the losses, whether the Company believes this to represent a trend and the anticipated impact on liquidity and results of operations.  Following is certain disclosure the Company proposes to add to future filings to address the issues identified above.

During the quarter ended September 30, 2009, our largest customer chose to terminate its third-party administrator and not to renew its contract with the Company.  This contract generated revenue to us from two sources, the customer itself and the customer’s third-party administrator.  The customer terminated its third-party administrator and did not renew its contract with us in favor of retaining a company owned by the customer’s internal insurance broker.  While we understand that many businesses are seeking ways to limit costs in this difficult economic environment, we do not believe the non-renewal reflects on our business model or our services.  Rather, this non-renewal was the decision of one customer to pursue services from a related-party.  Similarly, we do not view the non-renewal as a trend.

Mr. John Reynolds
December 1, 2009

       We do, however, expect the non-renewal will impact our revenues, profits and liquidity in upcoming periods until we are able to contract new customers to replace the revenue generated from this contract.  The revenue generated from our contract with this customer was approximately $158,000 or 27% of revenue during the quarter ended September 30, 2008, $161,000 or 28% of revenue during the quarter ended December 31, 2008 and $681,000 or 28% of total revenue during the 2008 fiscal year.  While we anticipate this reduction in revenue will reduce net profits, or possibly even result in a net loss during the fiscal year ended December 31, 2009, we anticipate that revenue from operations and cash on hand will be sufficient to fund operations for the next twelve months.  We do not anticipate the need to seek outside sources of capital to continue operations at this time.  In the longer term, if we are unable to contract new customers to replace at least a portion of the revenue generated by this customer, this loss could require the Company to consider additional ways to reduce its operating costs and expenses in order to ensure adequate net profit and liquidity to continue operations.

    Attached to this letter, please find a statement from the Company acknowledging that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filling;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

/s/ Richard T. Ludlow
Richard T. Ludlow
Attorney at Law

December 1, 2009

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Pacific Health Care Organization, Inc.
Form 10-K
Filed on March 31, 2009 File No.: 000-50009

Dear Mr. Reynolds:

In connection with the Company’s responses to comments raised by the staff of the Securities and Exchange Commission in your letter dated November 16, 2009, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me directly.

Sincerely,

/s/Tom Kubota
Tom Kubota
Chief Executive Officer